# SEC Schedule 13D/A (Amendment No. 31) — Beneficial ownership report by holders of more than 5% of a class

Issuer: T-Mobile US, Inc., CIK 0001283699
CUSIP: 872590104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Friedrich-Ebert-Allee 140, Bonn, Germany (2M), 53113
Date of event which requires filing of this statement: 06/12/2025
Amends the filing with accession number 0000950157-25-000235
Filed by CIK 0000946770
Persons authorized to receive notices and communications: Dr. Axel Lutzner, VP DT Legal, Deutsche Telekom AG, Friedrich-Ebert-Allee 140, Bonn, Germany (2M), 53113, 49-228-181-0

## Reporting persons
- Deutsche Telekom AG (CIK 0000946770): type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 670,278,284; shared voting power 0; sole dispositive power 588,483,619; shared dispositive power 0; aggregate amount beneficially owned 670,278,284 (59% of the class)
- T-Mobile Global Zwischenholding GmbH (CIK 0001576359): type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 670,278,284; shared voting power 0; sole dispositive power 588,483,619; shared dispositive power 0; aggregate amount beneficially owned 670,278,284 (59% of the class)
- T-Mobile Global Holding GmbH (CIK 0001576360): type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 670,278,284; shared voting power 0; sole dispositive power 588,483,619; shared dispositive power 0; aggregate amount beneficially owned 670,278,284 (59% of the class)
- Deutsche Telekom Holding B.V. (CIK 0001597213): type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 670,278,284; shared voting power 0; sole dispositive power 588,483,619; shared dispositive power 0; aggregate amount beneficially owned 670,278,284 (59% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: T-Mobile US, Inc.
Address of issuer's principal executive offices: Friedrich-Ebert-Allee 140, Bonn, Germany (2M), 53113
Comment:
This Amendment No. 31 (this "Amendment No. 31") to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on May 10, 2013, (as amended and supplemented from time to time, this "Schedule 13D"), is being filed by Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany ("Deutsche Telekom"), T-Mobile Global Zwischenholding GmbH, a limited liability company (Gesellschaft mit beschrankter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Deutsche Telekom ("T-Mobile Global"), T-Mobile Global Holding GmbH, a limited liability company (Gesellschaft mit beschrankter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of T-Mobile Global ("T-Mobile Holding"), and Deutsche Telekom Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a direct wholly owned subsidiary of T-Mobile Holding ("DT Holding" and, together with Deutsche Telekom, T-Mobile Global and T-Mobile Holding, the "Reporting Persons", and each, a "Reporting Person"), pursuant to Section 13(d) of the Exchange Act, and Rule 13d-2(a) thereunder, with respect to the shares of common stock, par value $0.00001 per share (the "Common Stock"), of T-Mobile US, Inc., a Delaware corporation (the "Issuer" or "T-Mobile").

Except as set forth below, all Items of this Schedule 13D, as amended prior to the date hereof, are materially unchanged. Capitalized terms used in this Amendment No. 31 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Delaware Project 6 L.L.C. ("Project 6") and Delaware Project 9 L.L.C. ("Project 9"), each a wholly-owned subsidiary of SoftBank Group Corp. ("SoftBank"), if such Common Stock is not subject to the Proxy.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Item 3 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Item 4 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Item 5 is hereby amended and supplemented as follows:

The information contained in the cover pages of this Schedule 13D and the information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

As of the date hereof, the Reporting Persons beneficially own, in aggregate, 670,278,284 shares of Common Stock consisting of (i) 588,483,619 shares of Common Stock held by DT Holding, (ii) 33,043,108 shares of Common Stock held by Project 6 and subject to the Proxy and (iii) 48,751,557 shares of Common Stock held by Project 9 and subject to the Proxy, representing 59.0% of the shares of the Common Stock outstanding as of April 17, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on April 24, 2025. The number of shares of Common Stock held by Project 6 and Project 9 is based solely on the information contained in the Schedule 13D filed by, among others, SoftBank, Project 6 and Project 9.
Number of shares as to which each person has sole or shared power to vote or dispose: Same as (a) above.
Transactions in the class effected during the past sixty days: Except as previously reported on this Schedule 13D or in Item 6 below, to the best knowledge of the Reporting Persons, none of the Reporting Persons has effected any transaction in Common Stock in the 60 days preceding the date hereof.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
This Item 6 is hereby amended and supplemented as follows:

Entry into Rule 10b5-1 Plan of Sale

On June 12, 2025, DT Holding entered into a Rule 10b5-1 Sales Plan (the "10b5-1 Plan") with Santander US Capital Markets LLC ("Santander") that is intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Exchange Act. Under the 10b5-1 Plan, (a) Santander, a broker-dealer, is authorized to sell Common Stock on behalf of DT Holding but not to purchase Common Stock, (b) sales of Common Stock will commence no earlier than September 11, 2025, and (c) no sales of Common Stock will be made under the 10b5-1 Plan after December 30, 2025.

## Signatures
- Deutsche Telekom AG: /s/ Christoph Appel, Christoph Appel / Attorney-in-fact (06/12/2025)
- T-Mobile Global Zwischenholding GmbH: /s/ Christoph Appel, Christoph Appel / Attorney-in-fact (06/12/2025)
- T-Mobile Global Holding GmbH: /s/ Christoph Appel, Christoph Appel / Attorney-in-fact (06/12/2025)
- Deutsche Telekom Holding B.V.: /s/ Christoph Appel, Christoph Appel / Attorney-in-fact (06/12/2025)